

10036150

AB 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

8-13791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Analysts Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Broadway, Suite 1500

(No. and Street)

Cincinnati	OHIO	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew E Lynch, President & CEO 513-361-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street,	Cincinnati	OHIO	45202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew E. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Analysts Incorporated, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

KENNETH J. RYAN
Notary Public, State of Ohio
My Commission Expires June 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Main tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Analysts Incorporated

We have audited the accompanying statement of financial condition of Capital Analysts Incorporated, an indirect wholly-owned subsidiary of The Western and Southern Life Insurance Company, as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Capital Analysts Incorporated at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2010

A member firm of Ernst & Young Global Limited

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 4,098,406
Commissions and concessions receivable	75,342
Receivable from affiliates	119,507
Due from clearing firm	848,414
Other receivables	14,279
Premises and equipment (net of accumulated depreciation of $1,225,213)	1,968,996
Deferred income tax asset	407,746
Deposits with brokers	110,000
Prepaid expenses	195,437
Investments held under deferred compensation plan, at fair value	1,658,499
Total assets	$ 9,496,626
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	$ 313,405
Payable to affiliates	792,722
Accrued expenses and other liabilities	901,204
Deferred compensation plan liability	1,658,499
Total liabilities	3,665,830
Stockholder's equity:	
Common stock, $50 par value, 1,000 shares authorized; 500 shares issued and outstanding	25,000
Additional paid-in capital	7,714,157
Accumulated deficit	(1,908,361)
Total stockholder's equity	5,830,796
Total liabilities and stockholder's equity	$ 9,496,626

See accompanying notes.

Capital Analysts Incorporated

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Nature of Business

Capital Analysts Incorporated (the Company) is a wholly owned subsidiary of Columbus Life Insurance Company (the Parent), which is wholly owned by The Western and Southern Life Insurance Company (WSLIC). The Company is a licensed broker-dealer in all states and a registered investment advisor in 49 states, with a national network of independent registered representatives that introduce customer transactions placed through the Company.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less at the date of purchase.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from any losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The Company has reviewed its tax positions taken on federal income tax returns for each of the three open tax years and as of December 31, 2009, and has determined that no provision for uncertain tax positions is required in the financial statements.

The gross amount of deferred income tax assets recorded at December 31, 2009 is $407,746. The Company had no gross deferred tax liabilities recorded at December 31, 2009. The net deferred income tax assets are primarily attributable to timing differences between the recognition of expense on a GAAP and tax basis for contributions made to the deferred compensation plan discussed in Note 6. There was no significant difference between the Company's effective tax rate and the statutory corporate tax rate of 35%. The amount of taxes currently payable to WSLIC as of December 31, 2009 was $25,673 and is included in payable to affiliates.

2. Significant Accounting Policies (continued)

Investments

Investments held under the Company's deferred compensation plan, are stated at fair value, with the change in unrealized gains or losses recognized through the statement of income. Fair value is generally based on published market prices or other relevant factors.

Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs are developed based on the best information available under the circumstances and may include the Company's own data.

The money market fund investments included in cash and cash equivalents, valued at $3,426,808, and rabbi trust deferred compensation plan investments, valued at $1,658,499, held by the Company as of December 31, 2009 are valued based upon the definition of Level 1 inputs.

2. Significant Accounting Policies (continued)

Capitalization of Assets

Furniture and fixtures, computer hardware, and computer software are stated at cost, less accumulated depreciation computed on a half year convention. Leasehold improvements are stated at cost, less accumulated depreciation computed on a straight line basis. Furniture and fixtures are depreciated over seven to ten years. Computer hardware is depreciated over three years. Computer software is depreciated over five years. Computer software includes capitalized internally developed software costs that are expenditures related to the development of a new imaging and workflow system for the Company. As working components of the system are moved into production, they are depreciated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Deposits with Clearing Broker

At December 31, 2009, the Company had deposited funds of $110,000 with unrelated broker-dealers.

4. Related-Party Transactions

WSLIC charges the Company a fee for services rendered, including the cost of employees, certain facilities, printing and data processing. The affiliated companies with whom the Company transacts such business include Columbus Life Insurance Company, Integrity Insurance Company, Eagle Realty Group, and Touchstone Funds.

5. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. The Company matches one half of eligible contributions up to a maximum match of 1%. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees of the Company are covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who are over 21 years of age and have more than 1,000 hours of service during a 12 month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

6. Deferred Compensation Plan

The Company sponsors a deferred compensation plan for certain producers. The Company purchases mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a rabbi trust for the participants and are recorded in the Company's statement of financial condition at fair value, with changes in value being recognized by the Company in unrealized appreciation/depreciation on investments held under deferred compensation plan. Changes in the Company's liability, which are stated at contributions to date plus accumulated investment gains or losses, are recognized by the Company in change in deferred compensation plan liability.

7. Premises & Equipment

The following summarizes the Company's premises and equipment at December 31, 2009.

	Cost	Accumulated Depreciation	Net Carrying Value
Furniture and fixtures	$ 607,491	$ (225,178)	$ 382,313
Computer hardware	208,169	(171,751)	36,418
Computer software	2,264,458	(803,564)	1,460,894
Leasehold improvements	114,091	(24,720)	89,371
Total	$3,194,209	$(1,225,213)	$1,968,996

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3 1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2009, the Company's net capital, as defined, was $2,837,546 which was $2,587,546 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.71 to 1.

The Company maintains carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker.

9. Contingencies

The Company is involved in various legal and regulatory matters arising in the normal course of business. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position and operations of the Company.

10. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through February 24, 2010, the date the statement of financial condition was issued and available and has determined that there were no subsequent events requiring recognition or disclosure in the statement of financial condition.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Tel: 513 612 1400
Fax: 513 612 1730
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

Board of Directors and Management
Capital Analysts Incorporated

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Capital Analysts Incorporated ("the Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Capital Analysts Incorporated's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   No discrepancies noted.

2. Compared the amounts reported on the FOCUS report for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

   No discrepancies noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No discrepancies noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

   No discrepancies noted.



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013791 FINRA DEC
CAPITAL ANALYSTS INCORPORATED 13*13
303 BROADWAY ST STE 1500
CINCINNATI OH 45202-4254

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,158.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

1-30-2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 8,008.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,008.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,008.00

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Analysts Incorporated
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 10.

Vice President - Finance & Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 34,496,774.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 34,496,774.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 30,544,094.00

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 689,372.00

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 31,233,466.00

2d. SIPC Net Operating Revenues — $ 3,263,308.00

2e. General Assessment @ .0025 — $ 8,158.27

(to page 1 but not less than $150 minimum)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
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www.ey.com



STATEMENT OF FINANCIAL CONDITION

Capital Analysts Incorporated
December 31, 2009
With Report of Independent Registered Public Accounting Firm